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                         July 17, 2020

       George Gaukler
       President
       DAKOTA REAL ESTATE INVESTMENT TRUST
       3003 32nd Avenue South
       Fargo, North Dakota 58103

                                                        Re: DAKOTA REAL ESTATE
INVESTMENT TRUST
                                                            Offering Statement
on Form 1-A
                                                            Filed June 24, 2020
                                                            File No. 024-11244

       Dear Mr. Gaukler:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
       have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Real Estate & Construction
       cc:                                              Randy Sparling